SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13-d-2(b)
                              (Amendment No. ____)



                              CSK Auto Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125965 10 3
                  ---------------------------------------------
                                 (CUSIP Number)



                                December 31, 1998
                 ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]    Rule 13d-1(b)
  [ ]    Rule 13d-1(c)
  [x]    Rule 13d-1(d)



1       The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 the ( the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

CUSIP No.  125965 10 3                                        Page 2 of 10 Pages
           -------------                                          ---   ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Carmel Trust

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [x]

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Governed by the laws of Canada

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                           0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                                5,641,967

                            7      SOLE DISPOSITIVE POWER

                                            0


                            8      SHARED DISPOSITIVE POWER

                                            5,641,967

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,641,967

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [x]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     20.3%

12          TYPE OF REPORTING PERSON*

                     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

CUSIP No.  125965 10 3                                        Page 3 of 10 Pages
           ------------                                           ---   ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Transatlantic Finance, Ltd.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [x]

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                           0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                                544,685

                            7      SOLE DISPOSITIVE POWER

                                            0

                            8      SHARED DISPOSITIVE POWER

                                               544,685

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     544,685

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [x]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     2.0%

12          TYPE OF REPORTING PERSON*

                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

CUSIP No.  125965 10 3                                        Page 4 of 10 Pages
           ------------                                           ---   ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James Bazlen

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [x]

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                           0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                                366,762

                            7      SOLE DISPOSITIVE POWER

                                            0

                            8      SHARED DISPOSITIVE POWER

                                               366,762

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     366,762

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [x]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     1.3%
12       TYPE OF REPORTING PERSON*

                     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

 CUSIP No. 125965 10 3                                        Page 5 of 10 Pages
           ------------                                           ---   ---



Item 1(a)      Name of Issuer:

               CSK Auto Corporation.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               645 E. Missouri Avenue
               Phoenix, AZ 85012.

Item 2(a)      Name of Persons Filing:

               (i)   The Carmel Trust ("Carmel");

               (ii)  Transatlantic Finance, Ltd. ("Transatlantic"); and

               (iii) James Bazlen ("Bazlen").


Item 2(b)      Address of Principal Business Office or, if none, Residence:


               (i)   With respect to Carmel:

                     c/o Sonnenschein Nath & Rosenthal
                     Suite 800, Sears Tower
                     233 S. Wacker Drive
                     Chicago, Illinois 60606;

               (ii)  With respect to Transatlantic:

                     c/o TG Services, Inc.
                     P.O. Box 186
                     East Brunswick, New Jersey 08816; and

               (iii) With respect to Bazlen:

                     c/o CSK Auto Corporation
                     645 E. Missouri Avenue
                     Phoenix, Arizona 85012.


Item 2(c)      Citizenship:

               With respect to each reporting person listed in Item 2(a) above, see Item 4 on the second part of the cover page for such reporting person.


Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value per share.

Item 2(e)      CUSIP Number:

               125965 10 3.

                                       13G

CUSIP No. 125965 10 3                                         Page 6 of 10 Pages
          ------------                                            ---   ---




Item 3        Statements filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

              Not applicable.


Item 4        Ownership.

(a)           Amount Beneficially Owned as of December 31, 1998:

                       With respect to each reporting person listed in Item 2(a)
              above, see Item 9 on the second part of the cover page for such reporting person. With respect to Carmel, the amount indicated in Items 6, 8 and 9 includes all of the shares of Common Stock owned by Transatlantic, Carmel's affiliate. With respect to Bazlen, the amount indicated includes 259,857 shares of Common Stock in the registered name of JAB Trust, a family trust.



(b)           Percent of Class:

                       With respect to each reporting person listed in Item 2(a)
              above, see Item 11 on the second page of the cover page for such reporting person.


(c)           Number of shares as to which such person has:

              (i)      sole power to vote or to direct the vote:

                       With respect to each reporting person listed in Item 2(a)
              above, see Item 5 on the second part of the cover page for such reporting person.

              (ii) shared power to vote or to direct the vote:

                       With respect to each reporting person listed in Item 2(a)
              above, see Item 6 on the second part of the cover page for such reporting person.


              (iii)    sole power to dispose or to direct the disposition of:

                       With respect to each reporting person listed in Item 2(a)
              above, see Item 7 on the second part of the cover page for such reporting person.

              (iv)     shared power to dispose or to direct the disposition of:

                       With respect to each reporting person listed in Item 2(a)
              above, see Item 8 on the second part of the cover page for such reporting person.


Item 5        Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                       13G

CUSIP No. 125965 10 3                                         Page 7 Of 10 Pages
          ------------                                            ---       ---


              Not applicable.




Item 8        Identification and Classification of Members of the Group.


                       Each reporting  person  signatory  hereto and each of the
              other persons listed on Exhibit 1.1 hereto (each a "Party" and collectively the "Parties") is a party to a certain stockholders' agreement (the "Stockholders' Agreement"). The Parties collectively hold 11,932,788 shares of Common Stock or 43% of the Common Stock issued and outstanding. As the Parties have agreed to vote with respect to certain matters as set forth in the Stockholders' Agreement, the Parties may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and thus each Party may be deemed to beneficially own all shares of Common Stock beneficially owned by the other Parties. The filing of this Schedule 13G shall not be deemed to be an admission that any of the reporting persons beneficially owns any shares of Common Stock beneficially owned by any other Party nor an admission that the reporting persons or any other person listed on Exhibit 1.1 hereto are members of a group.


Item 9        Notice of Dissolution of Group.

              Not applicable.

Item 10       Certifications.

              Not applicable.

                                       13G

CUSIP No. 125965 10 3                                         Page 8 of 10 Pages
          ------------                                            ---   ---


                                    SIGNATURE

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it or him is true, complete and correct.


Dated as of February 11, 1999.
                                     THE CARMEL TRUST


                                        By: Chiltern Trustees Limited as Trustee
                                             of The Carmel Trust


                                        By:    /s/ CG Malet de Carteret
                                            ------------------------------------
                                            Name:  CG Malet de Carteret
                                            Title: Managing Director

                                      TRANSATLANTIC FINANCE, LTD.



                                        By:   /s/  James M. Lieb
                                            ------------------------------------
                                            Name:  James M. Lieb
                                            Title: Executive Vice President


                                            /s/ James Bazlen
                                            ------------------------------------
                                                James Bazlen

                                       13G

CUSIP No. 125965 10 3                                         Page 9 of 10 Pages
          ------------                                            ---   ---





                                  EXHIBIT INDEX


         Exhibit
         Number                                        Description
         -------                                       -----------

         1.1                            Identity of Parties to the Stockholders'
                                        Agreement.